Exhibit (a)(2)

ARTICLES OF AMENDMENT

SOUND SHORE FUND, INC.

Sound Shore Fund, Inc., a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland, that:

Article FIFTH: (i) of the charter of the corporation is hereby amended as follows:

The total number of shares of stock of all classes which the corporation shall have authority to issue is Two Hundred Million (200,000,000), all of which stock has a par value of one tenth of one cent ($.001) per share. The aggregate par value of all authorized shares of stock of the corporation is Two Hundred Thousand Dollars ($200,000).

Immediately after the effectiveness of these Articles of Amendment, the total authorized shares of all classes of stock which the corporation is authorized to issue and the par value per share and aggregate par value per share is as set forth immediately above.

Immediately prior to the effectiveness of these Articles of Amendment the total number of authorized shares of all classes of stock which the corporation was authorized to issue was One Hundred Million (100,000,000) all of which stock had a par value of one-tenth of one cent ($0.001) per share and the aggregate par value of all such authorized shares of stock of the corporation was One Hundred Thousand Dollars ($100,000).

Pursuant to Article Fifth, Sections 2(a) and 3(a) of the charter, all of the total Two Hundred Million (200,000,000) shares of stock which the corporation is authorized to issue have been designated by the board of directors of the corporation as Common Stock.

The corporation is registered as an open-end company under the Investment Company Act of 1940;

This amendment of the charter of the corporation has been approved by the vote of a majority of the entire board of directors of the corporation. This amendment is limited to a change expressly authorized by Section 2-105(a)(12) of the Maryland General Corporation Law to be made without action by the stockholders.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

/s/ Lowell E. Haims	/s/ Harry Burn, III
Secretary	Chairman
Lowell E. Haims	Harry Burn, III

Return address of filing party:

Dechert LLP 1095 Avenue of the Americas New York, NY 10036-6797 Attn: Margaret A. Bancroft, Esq. margaret.bancroft@dechert.com Tel: +1 212 698 3590 Fax: +1 212 314 0059